# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bio Green Med Solution, Inc., CIK 0001130166
CUSIP: 23254L876
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Level 10, Tower 11, Avenue 5,, No. 8 Jalan Kerinchi,, Kuala Lumpur, Malaysia (N8), 59200
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-012118
Filed by CIK 0002081556

## Reporting persons
- Kua Khai Loon: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 805,695; shared voting power 0; sole dispositive power 805,695; shared dispositive power 0; aggregate amount beneficially owned 805,695 (16.35% of the class)
  Comment: The reporting person's ownership consists of (i) 338,160 shares of common stock, (ii) 218,000 series A warrants to purchase shares of common stock, (iii) 218,000 series B warrants to purchase shares of common stock, and (iv) 31,535 series C warrants to purchase shares of common stock (the series A warrants, series B warrants and series C warrants, collectively, the "Warrants")

## Item 1. Issuer
Name of issuer: Bio Green Med Solution, Inc.
Address of issuer's principal executive offices: Level 10, Tower 11, Avenue 5, No. 8 Jalan Kerinchi, Kuala Lumpur, Malaysia 59200

## Item 2. Person Filing
Name of person filing: Kua Khai Loon
Address of principal business office or, if none, residence: NO 28 JALAN EKOFLORA 1/13 TAMAN EKOFLORA JOHOR BAHRU 81100 JOHOR MALAYSIA
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 805,695
Percent of class: 16.35%
Sole power to vote or to direct the vote: 805,695
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 805,695
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Form of Amended and Restated Series A Common Stock Warrant

Form of Amended and Restated Series B Common Stock Warrant

Form of Amended and Restated Series C Common Stock Warrant

sec.gov/Archives/edgar/data/1130166/000164117225015874/ex10-1.htm

sec.gov/Archives/edgar/data/1130166/000164117225015874/ex10-2.htm

sec.gov/Archives/edgar/data/1130166/000164117225015874/ex10-3.htm

sec.gov/Archives/edgar/data/1130166/000164117225015874/ex10-4.htm

## Signatures
- Kua Khai Loon: /s/ Kua Khai Loon, Kua Khai Loon (10/10/2025)